PROTERRA INC
1815 Rollins Road
Burlingame, California 94010
January 19, 2023
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:	Proterra Inc
Registration Statement on Form S-3 (File No. 333-268987)

Acceleration Request
Requested Date: January 23, 2023
Requested Time: 4:00 p.m. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-268987) (the “Registration Statement”) to become effective on Monday, January 23, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Rupa Briggs, Sarah Sellers and Grady Chang of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Rupa Briggs of Cooley LLP, counsel to the Registrant, at (212) 479-6525, or in her absence, Sarah Sellers at (212) 479-6370 or Grady Chang at (310) 883-6402.

Very truly yours,

PROTERRA INC

By:	/s/ JoAnn C. Covington
JoAnn C. Covington
Chief Legal Officer

cc:	JoAnn Covington, Proterra Inc
Rachel Proffitt, Cooley LLP
Rupa Briggs, Cooley LLP
Sarah Sellers, Cooley LLP
Grady Chang, Cooley LLP